EX-99.1 Appointment of new Chief Financial Officer

LUXEMBOURG, February 9, 2023/PRNewswire/ -- Adecoagro S.A. (the “Company”) (NYSE: AGRO), a leading sustainable production company in South America, announced the appointment of Emilio Federico Gnecco as Chief Financial Officer of the Company. Mr. Gnecco’s appointment became effective as of February 8, 2023, and he succeeds Mr. Carlos Alberto Boero Hughes, who has decided to take on new personal and professional endeavors.

Mr. Gnecco has held the position of Chief Legal Officer of the Company since 2005. In that capacity, he has been responsible for the Company’s corporate legal matters and compliance and overseeing the Company’s financing structures. Earlier in his career, he worked as a corporate associate at law firm Marval, O’Farrell & Mairal for more than eight years, where he specialized in mergers and acquisitions, project financing, structured finance, corporate financing, private equity, joint ventures, corporate law and business contracts in general.

"We are privileged to have a deep bench of talented leaders at Adecoagro. Emilio has been instrumental in the oversight of the Company’s management over the years. His knowledge of the Company’s businesses and more than two decades of related experience will support the continued execution of our financial priorities as we continue to capitalize on long-term growth opportunities," said Mariano Bosch, Chief Executive Officer of the Company.

The Board of Directors and Senior Management would like to thank the departing Chief Financial Officer, Mr. Boero Hughes, for all his valuable time, service and support throughout the years. Mr. Boero Hughes has been part of the management team of the Company since 2008. “We remain grateful for his contributions to Adecoagro, S.A. and his commitment to our employees, our shareholders and our values for so many years. We wish him the very best in his new ventures,” Mr. Bosch said.

About Adecoagro:

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 219.8 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of bioelectricity, among others